SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 15)*

                          Mentor Graphics Corporation
                                (Name of Issuer)

                        Common Stock, without par value
                         (Title of Class of Securities)

                                   587200106
                                 (CUSIP Number)

                                  Marc Weitzen
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 31, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on May 27, 2010 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, without par value (the "Shares"), issued by Mentor Graphics Corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction.

     Item  4  of  the  Initial  13D  is  hereby  amended  to  add the following:

     On March 31, 2011, Carl C. Icahn delivered a letter to the board of directors of the Issuer, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MENTOR GRAPHICS CORPORATION FOR USE AT ITS 2011 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF MENTOR GRAPHICS CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     1. Letter dated March 31, 2011, from Carl C. Icahn to the board of directors of the Issuer.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.

     By:  /s/  Dominick  Ragone
          ---------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer




/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN



         [Signature Page of Schedule 13D - Mentor Graphics Corporation]

EXHIBIT A
---------


                             FOR IMMEDIATE RELEASE

                       ICAHN COMMENTS ON MENTOR GRAPHICS


New York, New York, March 31, 2011
Contact: Susan Gordon (212) 702-4309

Carl C. Icahn announced today that the following letter has been delivered to the board of directors of Mentor Graphics Corporation:



                                 CARL C. ICAHN
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153


                                 March 31, 2011

VIA FEDERAL EXPRESS AND EMAIL
-----------------------------
Board of Directors
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR 97070-7777

Gentlemen and Ladies:

     Your basis for rejecting our offer to acquire Mentor Graphics was that it "undervalues the company and its future prospects." Yet, one day later, you announced the issuance of convertible notes, but maintained sub rosa the fact that it may be massively dilutive to shareholders if the company is sold. We are confident that when you disclose all of the terms of the notes the shareholders will see and understand the cynical nature of your acts.

     In your press release, you claim "the high level of institutional investor interest in our new convertible debt offering resulted in attractive terms for the company and demonstrated strong investor support for Mentor's business strategy and long-term prospects" but you failed to mention the poisonous "make-whole" provision of this offer. The effect of this make-whole provision is that, in the event of a sale of the company during the no-call period, the conversion price of this debt may decrease dramatically from $20.54. Depending on time and price, it could fall close to where the company's stock was trading when you announced this absurd offering. In our opinion, this is a blatant attempt to derail an acquisition proposal. Perhaps this "high level of institutional investor interest" is motivated by the fact that they could be effectively purchasing stock for almost as low as the current market price (to the extent the company is sold) with the downside protection of a debt instrument.

     We ask that the company immediately make public all of the terms of the deal so that shareholders can evaluate what you have done. We would be especially interested to know what will happen if the company is sold over the next few years. Since we strongly believe the company should be sold, it appears to us that you may have in effect just sold a significant number of shares at a price well below our $17 per share offer, which you told shareholders "undervalues the company and its future prospects."

     Your shareholders are not irrelevant and will not be fooled. There was no need to issue convertible securities and there were clear alternatives. Even though you gave your shareholders just one day to react before you priced the deal, we offered the company a loan with no conversion features and no change of control penalties and even offered to serve as a stalking horse (with no fees) to allow you to seek superior offers. Based upon your earnings guidance, you should have been able to repay our proposed loan during its term, effectively leaving the company debt free. Instead, you ignored our offer and issued a dilutive security which may serve to further entrench and perpetuate your existence on this Board.

It seems that we have been justified in our concern that this Board is willing to engage in inappropriate defensive transactions in an attempt to thwart a sale of the company. Perhaps we should have sought to replace all of you.

                                   Very truly yours,


                                   Carl C. Icahn



SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MENTOR GRAPHICS CORPORATION FOR USE AT ITS 2011 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF MENTOR GRAPHICS CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY CARL C. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 2011.